SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 19, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title:  Corporate Secretary

Dated:  February 19, 2004


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                                  EXHIBIT INDEX
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    EXHIBIT NO.            DESCRIPTION
    -----------            -----------
        1.                 Press release dated February 19, 2004.


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


                                    EXHIBIT 1

   ELBIT SYSTEMS GROUP TO SUPPLY MAJOR AVIONICS SYSTEMS FOR ISRAEL AIR FORCE
   -------------------------------------------------------------------------
                                 F-16I AIRCRAFT
                                 --------------

HAIFA, ISRAEL, FEBRUARY 19, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) today announced that Lockheed Martin's F-16I aircraft, now being delivered to Israel Air Force (IAF), are equipped with major avionics systems developed by the Elbit Systems Group. The systems are supplied within the framework of orders received from Lockheed Martin.

The IAF's F-16I are equipped with the following systems developed and manufactured by the Elbit Systems Group:

MISSION COMPUTER: Supplying information necessary for performing the operational mission, including navigation data, weapon delivery data and other relevant data for optimal mission performance during day and night and in all weather conditions. The Mission Computer interfaces with all aircraft avionics including communication, navigation and other systems.

HEAD-UP DISPLAY (HUD): Developed by Elop Electro-Optics Industries Ltd. (El-Op), a wholly owned subsidiary of Elbit Systems, the F-16I HUD is based on advanced technologies and extensive experience gained from the development and manufacture of over 2000 Head-Up Display Systems for a variety of aircraft.

DISPLAY PROCESSOR AND DIGITAL MAP: Enabling advanced color presentation on the cockpit displays. For the first time on F-16s, the advanced computer of the F-16I includes a Digital Map freeing the pilot from the need to rely on paper maps. These displays allow the pilot to view all existing sensors in the aircraft, thus improving situational awareness.

DASH IV DISPLAY AND SIGHT HELMET: The advanced Helmet Mounted System supplied by Vision Systems International, LLC (VSI), a company jointly owned by Elbit Systems and Rockwell Collins, incorporates over 15 years of operational experience of Elbit Systems' DASH Helmet Mounted systems, flying in the IAF and several leading Air Forces worldwide.

STORES MANAGEMENT SYSTEM: Manages all the armament systems in the aircraft including standard weapons, smart weapons, missiles, gun and others. Additionally, the system's computer manages data transfer and launching priority with optimal accuracy and reliability.

STRUCTURAL ASSEMBLIES: Cyclone Aviation Products Ltd, a wholly owned subsidiary of Elbit Systems, manufactures the following structural assemblies using advanced composite materials technology: horizontal stabilizer, rudder, ventral fin and access doors.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "The advanced systems which we are providing to the IAF's F-16I aircraft are based on the extensive capabilities and technologies of the Elbit Systems Group and reflect our long-term cooperation with the Israel Air Force and Lockheed Martin."

The Elbit Systems Group has developed, manufactured and supplied advanced avionics for generations of Israel Air Force F-16s, and is a long-term established supplier to Lockheed Martin for its F-16 programs.

The cooperation between Lockheed Martin and Elbit Systems started in the 80s with the first F-16 program for the IAF. Since then, the cooperation between the two companies has resulted in a variety of business activities with a total scope that exceeds $1 billion.

EFW Inc., an Elbit Systems subsidiary based in Fort Worth, Texas, serves as a major supplier of avionics systems for Lockheed Martin's F-16s and also as the Elbit Systems Group's primary base in the U.S. International Enterprise, Inc.
(IEI), a subsidiary of EFW, is a major F-16 avionics maintenance facility serving the U.S. Air Force and other customers worldwide.

VSI, a company jointly owned with Rockwell Collins, was selected by Lockheed Martin to supply Helmet Mounted Systems for its Joint Strike Fighter F-35 program. VSI also supplies Helmet Mounted Systems for the F-16 aircraft of the USAF and other customers.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more information about Elbit Systems Ltd. visit our web site at www.elbitsystems.com.

Contacts:

           Ilan Pacholder, VP Finance                Marilena LaRosa
           Elbit Systems Ltd.                        The Anne McBride Company
           Tel:  972-4 831-6632                      Tel: 212-983-1702 ext. 208
           Fax: 972-4 831-6659                       Fax: 212-983-1736
           Pacholder@elbit.co.il                     mlarosa@annemcbride.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.